As filed with the Securities and Exchange Commission on May 19, 2004
                                          Registration No. 333-_____

                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM S-8
                        REGISTRATION STATEMENT
                                UNDER
                      THE SECURITIES ACT OF 1933

                       BIMS RENEWABLE ENERGY, INC
             (Exact name of registrant as specified in its charter)

        Florida   65-0909206
(State or other jurisdiction of   (I.R.S. Employer
incorporation or organization)   Identification No.)

                   14, PLACE DU COMMERCE, SUITE 388
                    MONTREAL, QUEBEC, CANADA H3E 1T5
                (Address of Principal Executive Offices)

   CONSULTING AGREEMENTS WITH EACH OF Daniel Ryan, Norris Trombetta, Shawn Pecore, Peter
                                  Graffman
                        (Full title of the plan)

                   14, PLACE DU COMMERCE, SUITE 388
                    MONTREAL, QUEBEC, CANADA H3E 1T5
                          (514) 362-8188
    (Name, address and telephone number, including area code, of agent for service)

                          with a copy to:
                       Irving Rothstein, Esq.
                   Law Offices of Irving Rothstein
                        1060 East 23rd Street
                       Brooklyn, New York 11210
                          (718) 513-4983

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time at the
discretion of stockholders.

                        CALCULATION OF REGISTRATION FEE
==

Title of each class of securities to be registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Share	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee
Common Stock Class B, $.001 par value per Share	3,200,000	$0.17(1)	$544,000	$68.93

==

(1) Estimated solely for the purpose of calculating the registration fee pursuant to
Rule 457(c), the closing sales price on the OTC:BB on May 17, 2004.

                                    1

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.   INCORPORATION OF DOCUMENTS BY REFERENCE.

        The following documents filed by *BIMS Renewable Energy*, Inc. (the "Registrant") with the Securities and Exchange Commission pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") are incorporated herein by reference:

        (a) The Registrant's Annual Report on Form 10-KSB, filed on January 20, 2004, for the year ended September 30, 2003;

             The Registrant's Quarterly Report on Form 10-QSB, filed on February 12, 2004, for the quarter ended December 31, 2003;

             The Registrant's Quarterly Report on Form 10-QSB, filed on May 14, 2003, for the quarter ended March 31, 2004;

        (b) The Registrant's Current Report on Form 8-k, filed on November 21, 2003;

        (c) The description of the Registrant's common stock contained in the Registration Statement on Form 8-A filed on May 1, 2001, including any amendments or reports filed for the purpose of updating that description.

        All documents filed subsequent to the date of this Registration Statement pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4.   DESCRIPTION OF SECURITIES.

        Not applicable.

ITEM 5.   INTERESTS OF NAMED EXPERTS AND COUNSEL.

        Not Applicable.

ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 607.0850 of the Florida Business Corporation Act permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations. Section 607.0850 of the Florida Business Corporation Act also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers, directors, employees, and agents against any liability asserted against that person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 607.0850 of the Florida Business Corporation Act.

Neither the Registrant's By-Laws nor its Certificate of Incorporation currently provide indemnification to its officers or directors. In an effort to continue to attract and retain qualified individuals to serve as directors and officers, the Registrant intends to adopt provisions providing for the maximum indemnification permitted by Florida law.

ITEM 7.   EXEMPTION FROM REGISTRATION CLAIMED.

      Not Applicable.

ITEM 8.   EXHIBITS.

Exhibit Number	Description
5.1	Opinion of law offices of Irving Rothstein, as to the legality of the common stock being offered.
10.1	Consulting Agreement that the Registrant entered into on May 12, 2004 with Daniel Ryan.
10.2	Consulting Agreement that the Registrant entered into on May 12, 2004 with Norris Trombetta.
10.3	Consulting Agreement that the Registrant entered into on May 12, 2004 with Shawn Pecore.
10.4	Consulting Agreement that the Registrant entered into on May 12, 2004 with Peter Graffman.
23.1	Consent of Law Offices of Irving Rothstein (included in its opinion filed as Exhibit 5.1).
23.2	Consent of Mark Cohen, CPA.

ITEM 9.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective Registration Statement;

(iii)   To include any additional or changed material information with respect to the plan of distribution;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 6 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, the Province of Quebec on the 19th day of May, 2004.

BIMS RENEWABLE ENERGY, INC

By: /s/ Yves C. Renaud

Yves C. Renaud
CEO

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Abdel Jabbar Abouelouafa his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act andthing requisite or necessary to be done in and about the premises, as fullyto all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the 19th day of May, 2004.

/s/ Abdel Jabbar Abouelouafa
-----------------------------   Chairman of the Board and Director
Abdel Jabbar Abouelouafa

/s/ Yves C. Renaud
-----------------------------   CEO and Director
Yves C. Renaud

/s/ Marcel Mongrain
-----------------------------   Director
Marcel Mongrain

SECURITIES AND
EXCHANGE
COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS
TO
REGISTRATION STATEMENT
ON
FORM S-8
UNDER
THE SECURITIES ACT OF 1933

BIMS RENEWABLE ENERGY, INC
(EXACT NAME OF ISSUER AS SPECIFIED
IN ITS CHARTER)

May 19, 2004

EXHIBIT INDEX

Exhibit
Number   Description
------   -----------

5.1   Opinion of law offices of Irving Rothstein, as to the legality
           of the common stock being offered.

10.1   Consulting Agreement that the Registrant entered into on May 12, 2004 with
           Daniel Ryan.

10.2   Consulting Agreement that the Registrant entered into on May 12, 2004 with
           Norris Trombetta.

10.3   Consulting Agreement that the Registrant entered into on May 12, 2004 with
           Shawn Pecore.

10.4   Consulting Agreement that the Registrant entered into on May 12, 2004 with
           Peter Graffman.

23.1   Consent of Law Offices of Irving Rothstein (included in its opinion filed
           as Exhibit 5.1).

23.2   Consent of Mark Cohen, CPA.

LAW OFFICES OF IRVING ROTHSTEIN

ATTORNEY AT LAW

1060 EAST 23rd STREET
BROOKLYN, N.Y. 11210
(718) 513-4983

TELECOPIER
(718) 228-5639

E-MAIL
irv@irlegal.com

May 18, 2004

Board of Directors
BIMS Renewable Energy, Inc.
14, Place du Commerce, Suite 388
Montreal, Quebec H3E 1T5
CANADA

Gentlemen:

As counsel for your Company, I have examined your certificate of incorporation, by-laws, and such other corporate records, documents and proceeding and such questions of law as I have deemed relevant for the purpose of this opinion.

I have also, as such counsel, examined the Registration Statement (the "Registration Statement") of your Company on Form S-8, covering the registration under the Securities Act of 1933, as amended, of 3,200,000 shares of the Company's Class B Common Stock which are to be issued to consultants of the Company (the "Consulting Stock").

On the basis of such examination, I am of the opinion that:

i.   The Company is a corporation duly authorized and validly existing and in good standing under the laws of the State of Florida, with corporate power to conduct its business.

ii.   The Company has an authorized capitalization of 55,000,000 Shares of Common Stock.

iii.   The Consulting Stock have been duly and validly authorized and when issued will represent fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Irving Rothstein
Irving Rothstein

CONSULTANT AGREEMENT

BETWEEN: **BIMS RENEWABLE ENERGY INC** a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves C. Renaud

(the "Company") OF THE FIRST PART

AND: **Daniel Ryan;**
36, Toronto Street
Toronto,On, M5C 2C5

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION ANT TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of environmental technologies which will answer to problems related to the treatment of agricultural, industrial and municipal waste .It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

     - International development related to "Traimtech" technologies exclusively for the Europe territory.

2. TERM

The present agreement will be effective for a period of **twelve (12) months**, starting on the 15 of May, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to you, subject to the provisions of this paragraph, an aggregate of 800,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

5. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing. The Consultant will have to return the shares to the treasury for the period not worked, calculated at the pro rata of the term.

6. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

7. CONFIDENTIAL INFORMATIONN AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information " shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

8. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

9. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

10. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

11. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

12. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

13. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 12TH OF May, 2004.

Consultant   BIMS Renewable Energy, Inc.

_____   _____

Daniel Ryan   By: Abdel Jabbar Abouelouafa

                                                                _____

                                                                By : Yves C. Renaud

CONSULTANT AGREEMENT

BETWEEN: **BIMS RENEWABLE ENERGY INC** a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves C. Renaud

(the "Company") OF THE FIRST PART

AND: **Norris Trombetta;**
301 Sylvana Cres.
Burlington,On, L7L 2W3

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION ANT TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of environmental technologies which will answer to problems related to the treatment of agricultural, industrial and municipal waste .It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

- International development related to ''Traimtech'' technologies exclusively for the Asian territory.

2. TERM

The present agreement will be effective for a period of **twelve (12) months**, starting on the 15 of May, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to you, subject to the provisions of this paragraph, an aggregate of 800,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

5. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing. The Consultant will have to return the shares to the treasury for the period not worked, calculated at the pro rata of the term.

6. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

7. CONFIDENTIAL INFORMATIONN AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information " shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

8. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

9. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

10. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

11. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

12. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

13. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 12TH OF May, 2004.

Consultant   BIMS Renewable Energy, Inc

_____   _____
Norris Trombetta   By: Abdel Jabbar Abouelouafa

                                                      _____
                                                      By: Yves C. Renaud

CONSULTANT AGREEMENT

BETWEEN: **BIMS RENEWABLE ENERGY INC** a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves C. Renaud

(the "Company") OF THE FIRST PART

AND: **Shawn Pecore;**
110 Oakridge Dr.
Scarborough, On, M1M 2L4

(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

 IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1.   POSITION ANT TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of environmental technologies which will answer to problems related to the treatment of agricultural, industrial and municipal waste .It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

- International development related to "Traimtech" technologies exclusively for the South America territory.

2. TERM

The present agreement will be effective for a period of **twelve (12) months**, starting on the 15 of May, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to you, subject to the provisions of this paragraph, an aggregate of 800,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

5. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing. The Consultant will have to return the shares to the treasury for the period not worked, calculated at the pro rata of the term.

6. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

7. CONFIDENTIAL INFORMATIONN AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information " shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

8. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

9. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

10. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

11. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

12. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

13. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 12TH OF May, 2004.

Consultant   BIMS Renewable Energy Inc

_____   _____
Shawn Pecore   By: Abdel Jabbar Abouelouafa

                                                    _____
                                                    By : Yves C. Renaud

CONSULTANT AGREEMENT

BETWEEN:	**BIMS RENEWABLE ENERGY INC** a company legally constituted in the State of Florida and located at 14 Place du Commerce, SUITE 388, Montreal, Qc legally represented by Abdel Jabbar Abouelouafa and Yves C. Renaud
	(the "Company") OF THE FIRST PART
AND:	**Peter Graffman;**
	113 Country Way
	Needham, Massachusetts, 02492
	(the "Consultant") OF THE SECOND PART

WHEREAS the Company desires to employ the Consultant and the Consultant desires to accept such employment upon the terms and conditions set forth;

IN CONSIDERATION of the mutual covenants herein contained, the parties agree as follows:

1. POSITION ANT TITLE

The Consultant agrees that he will at all times faithfully, industriously, and to the best of his skill, ability, experience and talents, perform all of the duties required in the commercialization of environmental technologies which will answer to problems related to the treatment of agricultural, industrial and municipal waste .It is also understood and agreed to by the Consultant that his assignment, duties and responsibilities and reporting arrangements may be changed without causing termination of this agreement, on mutual agreement of Consultant and Company.

The Consultant shall provide such consulting and advisory services as may from time to time be reasonably requested by management of the Company including, without limitation, providing assistance in various matters pertaining to:

- International development related to "Traimtech" technologies exclusively for the North America territory.

2. TERM

The present agreement will be effective for a period of **twelve (12) months**, starting on the 15 of May, 2004. This agreement may be renewable on the terms and conditions to be agreed upon by the parties.

3. MONETARY

In consideration of, and in full payment for, the Services, the Company hereby agrees to issue to you, subject to the provisions of this paragraph, an aggregate of 800,000 shares of the Company's common stock, $.001 par value per share (the "Shares"); provided, however, that prior to issuance of any of the Shares, the Company shall file with the Securities and Exchange Commission a registration statement on Form S-8 with respect to the Shares.

4. FULL-TIME ATTENTION TO BUSINESS

During the Consultant's employment with the Company, the Consultant shall devote himself exclusively to the business of the Company and shall not be employed or engaged in any capacity in any other business without the prior written approval of the Company. The Consultant is employed on a full-time basis for the Company. It is understood and agreed to by the Consultant that the hours of work involved will within reason vary and be irregular and are those hours required to meet the objectives of the employment.

5. TERMINATION

This agreement may be terminated by either the Consultant or the Company at any time by giving a two week notice in writing. The Consultant will have to return the shares to the treasury for the period not worked, calculated at the pro rata of the term.

6. NOTICE

Any notice or other communication required or permitted to be given under this agreement shall be in writing and may be delivered personally of by prepaid registered mail, addressed in the case of the Company at 14 Place du Commerce suite 388, Montreal, Qc

Notice given by pre-paid registered mail shall be deemed to have been received by the Recipient on the fourth business day after mailing.

Either party may change the address to which Notice must be delivered upon simple written notice to the other party.

7. CONFIDENTIAL INFORMATIONN AND TRADE SECRETS ¨PROPRIETARY INFORMATION¨

The Consultant shall not, either during the term of his Employment or at any time thereafter, disclose to any person, unless required by law, any secrets or confidential information, "Proprietary Information " concerning the business or affairs or financial position of the Consultant or any company with which the Company is or may hereafter be affiliated.

"Proprietary Information " shall not include any information which:

a) The Company or its Representative possess on a non-confidential basis and not in contravention of any applicable law; or

b) Is or becomes generally available through no fault of the Consultant; or

c) Is received by the Consultant from an independent third party that is lawfully in the possession of same and under no obligation to Company with respect thereto; or

d) Is required to be disclosed pursuant to application law or order of a court of competent jurisdiction; or

e) Any information already known to the Consultant prior to entering into the present Employment Agreement;

8. CLIENTELE *AND/OR GOODWILL*

At the end of the present agreement, all parties agreed that the Consultant will not keep his clientele and this without any *recurs*.

9. WAIVER

The waiver by either party of any breach or violation of any provision of this agreement shall not operate of be construed as a waiver of any subsequent breach or violation of it.

10. AMENDMENT OF CONTRACT

This agreement contains the whole of the agreement between the Company and the Consultant and there are no other warranties, representations, conditions or collateral agreements except as set forth in this agreement.

Any modification to this agreement must be in writing and signed by the parties hereto or it shall have no effect and shall be void.

11. SECTIONS AND HEADINGS

The headings in this agreement are inserted for convenience of reference only and shall not affect interpretation.

12. SEVERABILITY

If any provision of this agreement is determined to be invalid or unenforceable in whole or in part such invalidity or unenforceability shall attached only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full forced and effect.

13. CHOICE OF LAW

The parties agree that this agreement be governed and interpreted according to the laws in force in the Province of Quebec, Canada.

The Consultant acknowledges that he has read and understands this agreement, and acknowledges that he has had the opportunity to obtain independent legal advice with respect to it.

BOTH PARTIES HAVE REVIEWED AND AGREED ON ALL THE ABOVE ISSUES; SIGNED IN MONTREAL, THIS 12TH OF May, 2004.

Consultant   BIMS Renewable Energy, Inc.

_____   _____

Peter Graffman   By: Abdel Jabbar Abouelouafa

                                     _____

                                       By : Yves C. Renaud

Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

I consent to the use in this Registration Statement on Form S-8 of BIMS Renewable Energy, Inc., of my report dated December 31, 2003 appearing in the 10-KSB which is incorporated by reference.

By: /s/ Mark Cohen
Mark Cohen C.P.A.

Hollywood, Florida
05/18/04